東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

[redacted]

04010128

FEB 23 2004

16th February, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 13th February, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

dlw 2/26

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board wishes to inform the shareholders and the potential investors of the Company that ZOBHP received a writ of summons dated 4th February, 2004 and issued by the PRC Court.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

The board of directors of ONFEM Holdings Limited wishes to inform the shareholders and the potential investors of the Company that ZOBHP received a writ of summons dated 4th February, 2004 and issued by the PRC Court. The Company understands from ZOBHP that ZOBHP does not agree with the Claim (as defined below) and is currently seeking legal advice on the best approach to deal with the Claim.

According to the claim alleged by the Plaintiff, ZOBHP was in breach of a construction contract entered into with the Plaintiff in 1999 in relation to a property development project in which the Plaintiff was the main contractor ("**Claim**"). The court hearing is scheduled to be held on 22nd April, 2004 in the PRC.

The Claim is for an aggregate amount of approximately RMB23,113,000 (equivalent to approximately HK$21,379,000) ("**Claimed Amount**") plus further interests, damages and costs. The Claimed Amount represents approximately 4.55% and 4.26% of the NTA 1 and the NTA 2 respectively.

The Board does not consider that the Claim has any material adverse impact on the operation and the financial position of the Group.

The Company will keep its shareholders and the potential investors informed of the progress of this matter and will make further announcement when there is further material development.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

DEFINITIONS

"Board"	the board of directors of the Company
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Group"	the Company and its subsidiaries
"NTA 1"	approximately HK$470,047,000, being the unaudited consolidated net tangible assets value of the Group as at 30th June, 2003 (being the date of the latest published unaudited consolidated accounts of the Group)
"NTA 2"	approximately HK$502,434,000, being the unaudited pro forma adjusted consolidated net tangible assets value of the Group as at 3rd November, 2003 (being the latest practicable date prior to the printing of a composite offer document jointly issued by China Minmetals H.K. (Holdings) Limited, June Glory International Limited and the Company and dated 5th November, 2003)
"Plaintiff"	China Railway Nineteenth Bureau Group Corporation (中鐵十九局集團有限公司)
"PRC"	the People's Republic of China
"PRC Court"	the Intermediate People's Court of China in Zhuhai, the PRC
"ZOBHP"	Zhuhai (Oriental) Blue Horrison Properties Company Limited (珠海東方海天置業有限公司), a Sino-foreign equity joint venture established in the PRC and will become a wholly-owned subsidiary of the Company upon completion of the registration of the transfer of 20% equity interests in ZOBHP (as disclosed in the announcement of the Company dated 9th January, 2004 and a circular of the Company dated 31st January, 2004). ZOBHP was established in 1999 and is principally engaged in property development
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong from time to time
"RMB"	Renminbi, the lawful currency of the PRC from time to time

By order of the Board
Siu Tin Ho
Company Secretary

Hong Kong, 13th February, 2004

For the purpose of this announcement, translations of RMB into HK$ or vice versa have been calculated by using an exchange rate of HK$1.00 to RMB1.0811.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board wishes to inform the shareholders and the potential investors of the Company that ZOBHP received a writ of summons dated 4th February, 2004 and issued by the PRC Court.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

The board of directors of ONFEM Holdings Limited wishes to inform the shareholders and the potential investors of the Company that ZOBHP received a writ of summons dated 4th February, 2004 and issued by the PRC Court. The Company understands from ZOBHP that ZOBHP does not agree with the Claim (as defined below) and is currently seeking legal advice on the best approach to deal with the Claim.

According to the claim alleged by the Plaintiff, ZOBHP was in breach of a construction contract entered into with the Plaintiff in 1999 in relation to a property development project in which the Plaintiff was the main contractor ("**Claim**"). The court hearing is scheduled to be held on 22nd April, 2004 in the PRC.

The Claim is for an aggregate amount of approximately RMB23,113,000 (equivalent to approximately HK$21,379,000) ("**Claimed Amount**") plus further interests, damages and costs. The Claimed Amount represents approximately 4.55% and 4.26% of the NTA 1 and the NTA 2 respectively.

The Board does not consider that the Claim has any material adverse impact on the operation and the financial position of the Group.

The Company will keep its shareholders and the potential investors informed of the progress of this matter and will make further announcement when there is further material development.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

DEFINITIONS

"Board"	the board of directors of the Company
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Group"	the Company and its subsidiaries
"NTA 1"	approximately HK$470,047,000, being the unaudited consolidated net tangible assets value of the Group as at 30th June, 2003 (being the date of the latest published unaudited consolidated accounts of the Group)
"NTA 2"	approximately HK$502,434,000, being the unaudited pro forma adjusted consolidated net tangible assets value of the Group as at 3rd November, 2003 (being the latest practicable date prior to the printing of a composite offer document jointly issued by China Minmetals H.K. (Holdings) Limited, June Glory International Limited and the Company and dated 5th November, 2003)
"Plaintiff"	China Railway Nineteenth Bureau Group Corporation (中鐵十九局集團有限公司)
"PRC"	the People's Republic of China
"PRC Court"	the Intermediate People's Court of China in Zhuhai, the PRC
"ZOBHP"	Zhuhai (Oriental) Blue Horrison Properties Company Limited (珠海東方海天置業有限公司), a Sino-foreign equity joint venture established in the PRC and will become a wholly-owned subsidiary of the Company upon completion of the registration of the transfer of 20% equity interests in ZOBHP (as disclosed in the announcement of the Company dated 9th January, 2004 and a circular of the Company dated 31st January, 2004). ZOBHP was established in 1999 and is principally engaged in property development
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong from time to time
"RMB"	Renminbi, the lawful currency of the PRC from time to time

By order of the Board
Siu Tin Ho
Company Secretary

Hong Kong, 13th February, 2004

For the purpose of this announcement, translations of RMB into HK$ or vice versa have been calculated by using an exchange rate of HK$1.00 to RMB1.0811.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

董事會謹此通知本公司之股東及潛在投資者海天置業接獲由中國法院發出日期為二零零四年二月四日之傳票。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

東方有色集團有限公司之董事會謹此通知其股東及潛在投資者海天置業接獲由中國法院發出日期為二零零四年二月四日之傳票。本公司由海天置業得悉其並不同意該索償(定義見下文)，並正就處理該索償之最佳方法徵詢法律意見。

根據原告所聲稱之索償，海天置業違反一份其與原告於一九九九年訂立有關一項物業發展項目之建築合約(「**該索償**」)，原告為該項目之總承包商。法院聆訊將於二零零四年四月二十二日在中國舉行。

原告之索償合共約為人民幣23,113,000元(相等於約港幣21,379,000元)(「**索償金額**」)連累計利息、損失及訴訟費。索償金額分別約佔有形資產淨值1及有形資產淨值2之4.55%及4.26%。

董事會並不認為該索償對本集團之營運及財務狀況構成重大不良影響。

如有任何進一步重大發展，本公司將會再作公佈，以知會其股東及潛在投資者有關此事之進展。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

釋義

「董事會」	指	本公司之董事會
「本公司」	指	東方有色集團有限公司，一家於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市
「本集團」	指	本公司及其附屬公司
「有形資產淨值1」	指	約港幣470,047,000元，為本集團截至二零零三年六月三十日(即最近期已刊發之本集團未經審核綜合財務報表日期)止之未經審核綜合有形資產淨值
「有形資產淨值 2」	指	約港幣502,434,000元，為本集團截至二零零三年十一月三日(即由中國五礦香港控股有限公司、June Glory International Limited及本公司聯合刊發日期為二零零三年十一月五日之綜合要約文件付印前之最後實際可行日期)止之經調整未經審核備考綜合有形資產淨值
「原告」	指	中鐵十九局集團有限公司
「中國」	指	中華人民共和國
「中國法院」	指	中國珠海市中級人民法院
「海天置業」	指	珠海東方海天置業有限公司，一家於中國成立之中外合資企業及將於完成有關轉讓海天置業20%股份權益之登記手續後成為本公司之全資附屬公司(已於本公司日期為二零零四年一月九日之公佈及日期為二零零四年一月三十一日之通函披露)。海天置業於一九九九年成立，其主要業務為物業發展
「港幣」	指	香港不時流通之法定貨幣
「人民幣」	指	中國不時流通之法定貨幣

承董事會命
公司秘書
蕭天好

香港，二零零四年二月十三日

* *僅供識別*

就本公佈而言，換算人民幣為港幣(反之亦然)所採用之匯率為港幣1.00元兌人民幣1.0811元。

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公　佈

董事會謹此通知本公司之股東及潛在投資者海天置業接獲由中國法院發出日期為二零零四年二月四日之傳票。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

東方有色集團有限公司之董事會謹此通知其股東及潛在投資者海天置業接獲由中國法院發出日期為二零零四年二月四日之傳票。本公司由海天置業得悉其並不同意該索償(定義見下文)，並正就處理該索償之最佳方法徵詢法律意見。

根據原告所聲稱之索償，海天置業違反一份其與原告於一九九九年訂立有關一項物業發展項目之建築合約(「**該索償**」)，原告為該項目之總承包商。法院聆訊將於二零零四年四月二十二日在中國舉行。

原告之索償合共約為人民幣23,113,000元(相等於約港幣21,379,000元)(「**索償金額**」)連累計利息、損失及訴訟費。索償金額分別約佔有形資產淨值1及有形資產淨值2之4.55%及4.26%。

董事會並不認為該索償對本集團之營運及財務狀況構成重大不良影響。

如有任何進一步重大發展，本公司將會再作公佈，以知會其股東及潛在投資者有關此事之進展。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

釋義

「董事會」	指	本公司之董事會
「本公司」	指	東方有色集團有限公司，一家於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市
「本集團」	指	本公司及其附屬公司
「有形資產淨值1」	指	約港幣470,047,000元，為本集團截至二零零三年六月三十日(即最近期已刊發之本集團未經審核綜合財務報表日期)止之未經審核綜合有形資產淨值
「有形資產淨值 2」	指	約港幣502,434,000元，為本集團截至二零零三年十一月三日(即由中國五礦香港控股有限公司、June Glory International Limited及本公司聯合刊發日期為二零零三年十一月五日之綜合要約文件付印前之最後實際可行日期)止之經調整未經審核備考綜合有形資產淨值
「原告」	指	中鐵十九局集團有限公司
「中國」	指	中華人民共和國
「中國法院」	指	中國珠海市中級人民法院
「海天置業」	指	珠海東方海天置業有限公司，一家於中國成立之中外合資企業及將於完成有關轉讓海天置業20%股份權益之登記手續後成為本公司之全資附屬公司(已於本公司日期為二零零四年一月九日之公佈及日期為二零零四年一月三十一日之通函披露)。海天置業於一九九九年成立，其主要業務為物業發展
「港幣」	指	香港不時流通之法定貨幣
「人民幣」	指	中國不時流通之法定貨幣

承董事會命
公司秘書
蕭天好

香港，二零零四年二月十三日

*　*僅供識別*

就本公佈而言，換算人民幣為港幣(反之亦然)所採用之匯率為港幣1.00元兑人民幣1.0811元。